CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	July 2, 2017	January 1, 2017
Current assets:
Cash and cash equivalents	$46,819	$38,197
Trade accounts receivable	363,424	277,733
Income taxes receivable	1,145	—
Inventories (note 5)	922,657	954,876
Prepaid expenses, deposits and other current assets	61,357	69,719
Total current assets	1,395,402	1,340,525
Non-current assets:
Property, plant and equipment	1,052,273	1,076,883
Intangible assets	413,410	354,221
Goodwill	221,082	202,108
Deferred income taxes	—	1,500
Other non-current assets	8,199	14,907
Total non-current assets	1,694,964	1,649,619
Total assets	$3,090,366	$2,990,144
Current liabilities:
Accounts payable and accrued liabilities	$251,273	$234,062
Income taxes payable	—	1,866
Total current liabilities	251,273	235,928
Non-current liabilities:
Long-term debt (note 6)	705,000	600,000
Deferred income taxes	2,770	—
Other non-current liabilities	36,157	34,569
Total non-current liabilities	743,927	634,569
Total liabilities	995,200	870,497
Equity:
Share capital	151,653	152,313
Contributed surplus	29,794	23,198
Retained earnings	1,898,398	1,903,525
Accumulated other comprehensive income	15,321	40,611
Total equity attributable to shareholders of the Company	2,095,166	2,119,647
Total liabilities and equity	$3,090,366	$2,990,144

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2017 P.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Net sales	$715,368	$688,867	$1,380,726	$1,282,157
Cost of sales	502,102	499,835	978,714	936,755
Gross profit	213,266	189,032	402,012	345,402
Selling, general and administrative expenses	89,346	83,599	178,551	162,837
Restructuring and acquisition-related costs (note 7)	2,818	2,702	9,380	9,530
Operating income	121,102	102,731	214,081	173,035
Financial expenses, net (note 8(b))	7,559	3,006	12,283	7,876
Earnings before income taxes	113,543	99,725	201,798	165,159
Income tax expense	5,825	5,010	10,560	7,210
Net earnings	107,718	94,715	191,238	157,949
Other comprehensive income (loss), net of related income taxes (note 10):
Cash flow hedges	(19,950)	23,866	(25,290)	15,558
Comprehensive income	$87,768	$118,581	$165,948	$173,507
Earnings per share (note 11):
Basic	$0.48	$0.40	$0.84	$0.66
Diluted	$0.48	$0.40	$0.84	$0.66

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2017 P.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Six months ended July 2, 2017 and July 3, 2016
(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Number	Amount
Balance, January 1, 2017	230,218	$152,313	$23,198	$40,611	$1,903,525	$2,119,647
Share-based compensation	—	—	7,972	—	—	7,972
Shares issued under employee share purchase plan	30	786	—	—	—	786
Shares issued pursuant to exercise of stock options	63	1,336	(467)	—	—	869
Shares issued or distributed pursuant to vesting of restricted share units	84	1,136	(1,136)	—	—	—
Shares repurchased for cancellation	(5,957)	(3,918)	—	—	(153,311)	(157,229)
Dividends declared	—	—	227	—	(43,054)	(42,827)
Transactions with shareholders of the Company recognized directly in equity	(5,780)	(660)	6,596	—	(196,365)	(190,429)
Cash flow hedges (note 10)	—	—	—	(25,290)	—	(25,290)
Net earnings	—	—	—	—	191,238	191,238
Comprehensive income (loss)	—	—	—	(25,290)	191,238	165,948
Balance, July 2, 2017	224,438	$151,653	$29,794	$15,321	$1,898,398	$2,095,166
Balance, January 3, 2016	243,572	$150,497	$14,007	$1,093	$2,022,846	$2,188,443
Share-based compensation	—	—	7,822	—	—	7,822
Shares issued under employee share purchase plan	26	747	—	—	—	747
Shares issued pursuant to exercise of stock options	48	888	(315)	—	—	573
Shares issued or distributed pursuant to vesting of restricted share units	29	548	(548)	—	—	—
Shares repurchased for cancellation	(10,471)	(6,506)	—	—	(292,787)	(299,293)
Change in classification of non-Treasury RSUs to equity-settled	—	—	6,234	—	—	6,234
Dividends declared	—	—	186	—	(38,125)	(37,939)
Transactions with shareholders of the Company recognized directly in equity	(10,368)	(4,323)	13,379	—	(330,912)	(321,856)
Cash flow hedges (note 10)	—	—	—	15,558	—	15,558
Net earnings	—	—	—	—	157,949	157,949
Comprehensive income	—	—	—	15,558	157,949	173,507
Balance, July 3, 2016	233,204	$146,174	$27,386	$16,651	$1,849,883	$2,040,094

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2017 P.3

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Cash flows from (used in) operating activities:
Net earnings	$107,718	$94,715	$191,238	$157,949
Adjustments to reconcile net earnings to cash flows from (used in) operating activities (note 12 (a))	48,317	49,493	91,324	90,997
	156,035	144,208	282,562	248,946
Changes in non-cash working capital balances:
Trade accounts receivable	(2,315)	(4,034)	(81,787)	(131,360)
Income taxes	(5,849)	(605)	(2,768)	205
Inventories	27,503	1,933	45,706	(8,612)
Prepaid expenses, deposits and other current assets	(6,287)	(4,492)	(10,885)	(6,101)
Accounts payable and accrued liabilities	10,766	24,955	12,911	38,364
Cash flows from operating activities	179,853	161,965	245,739	141,442

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(17,213)	(31,286)	(41,187)	(63,115)
Purchase of intangible assets	(574)	(1,058)	(1,344)	(7,276)
Business acquisitions (note 4)	(9,094)	(109,478)	(102,119)	(109,478)
Proceeds on disposal of property, plant and equipment	23	493	164	631
Cash flows used in investing activities	(26,858)	(141,329)	(144,486)	(179,238)

Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under long-term bank credit facilities	(66,000)	(146,010)	105,000	63,000
Proceeds from term loan	—	300,000	—	300,000
Dividends paid	(21,277)	(19,192)	(42,827)	(37,939)
Proceeds from the issuance of shares	1,227	789	1,579	1,248
Repurchase and cancellation of shares	(78,606)	(154,828)	(157,229)	(284,633)
Cash flows from (used in) financing activities	(164,656)	(19,241)	(93,477)	41,676

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	431	(274)	846	16
(Decrease) increase in cash and cash equivalents during the period	(11,230)	1,121	8,622	3,896
Cash and cash equivalents, beginning of period	58,049	53,450	38,197	50,675
Cash and cash equivalents, end of period	$46,819	$54,571	$46,819	$54,571

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$3,105	$2,906	$8,279	$4,703
Income taxes, net of refunds	7,933	3,487	8,670	3,873

Supplemental disclosure of cash flow information (note 12)
See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2017 P.4

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended July 2, 2017
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are as at and for the three and six months ended July 2, 2017 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a) Statement of compliance:
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2016 audited consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on August 2, 2017.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations within our operating segments. For our Printwear segment, net sales have historically been higher during the second quarter. For our Branded Apparel segment, net sales have historically been higher during the third and fourth quarters.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers, and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Services). IFRS 15 is effective for the Company’s fiscal year beginning on January 1, 2018, with earlier application permitted. The Company is currently evaluating the impact of the adoption of IFRS 15 on the consolidated financial statements, including the transition options. Based on a preliminary assessment, the Company does not expect that the adoption of IFRS 15 will have a material impact on its consolidated financial statements. The Company will finalize its assessment during fiscal 2017.

QUARTERLY REPORT - Q2 2017 P.5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED (continued):

Financial Instruments
In July 2014, the IASB issued IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements. Based on a preliminary assessment, the Company does not expect that the adoption of IFRS 9 (2014) will have a material impact on its consolidated financial statements. The Company will finalize its assessment during fiscal 2017.

Leases
In January 2016, the IASB issued IFRS 16, Leases, which specifies how an entity will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted only if IFRS 15, Revenue from Contracts with Customers, has also been applied. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements, and expects that the majority of its operating leases will need to be recognized in its consolidated statement of financial position on initial adoption of IFRS 16.

Uncertain Income Tax Treatments
In June 2017, the IASB issued IFRIC 23, Uncertainty Over Income Tax Treatments, which clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty regarding income tax treatments. The Interpretation addresses whether an entity needs to consider uncertain tax treatments separately, the assumptions an entity should make about the examination of tax treatments by taxation authorities, how an entity should determine taxable profit and loss, tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances in such determinations. IFRIC 23 applies to annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company is currently evaluating the impact of the adoption of IFRIC 23 on the consolidated financial statements.

QUARTERLY REPORT - Q2 2017 P.6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITIONS:

American Apparel

On February 8, 2017, the Company acquired the American Apparel® brand and certain assets from American Apparel, LLC, (American Apparel), which filed for Chapter 11 bankruptcy protection on November 14, 2016. The acquisition was effected through a court supervised auction during which Gildan emerged as the successful bidder with a final cash bid of $88.0 million. In addition, the Company acquired inventory from American Apparel for $10.5 million. The total consideration transferred for this acquisition was therefore $98.5 million (of which $91.9 million was paid in fiscal 2017, and $6.6 million was paid in the fourth quarter of fiscal 2016). The acquisition was financed by the utilization of the Company's long-term bank credit facilities. The American Apparel® brand is a highly recognized brand among consumers and within the North American printwear channel, and is a strong complementary addition to Gildan’s growing brand portfolio. The acquisition provides the opportunity to grow American Apparel® sales by leveraging the Company’s extensive printwear distribution networks in North America and internationally to drive further market share penetration in the fashion basics category of these markets.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair values of the assets acquired, which the Company expects to finalize by the end of fiscal 2017. Goodwill is attributable primarily to expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is fully deductible for tax purposes. Results from the sale of products under the American Apparel® brand are included in the Printwear segment. The consolidated results of the Company for fiscal 2017 include net sales of $17.1 million and a net loss of $4.2 million (including restructuring and acquisition-related costs) relating to American Apparel since the date of acquisition.

The fair values attributed to the assets acquired were $10.5 million to inventories, $2.0 million to property, plant and equipment, $67.4 million to intangible assets, and $18.6 million to goodwill. The intangible assets acquired are comprised of trademarks in the amount of $51.4 million which are not being amortized as they are considered to be indefinite life intangible assets, and customer relationships in the amount of $16.0 million which are being amortized on a straight line basis over their estimated useful lives of ten years.

If the acquisition of American Apparel was accounted for on a pro forma basis as if it had occurred at the beginning of the Company’s fiscal year, the Company’s consolidated net sales and net earnings for the six months ended July 2, 2017 would have been $1,385.5 million and $190.2 million, respectively. These pro forma figures are based on estimated results of American Apparel's operations prior to being purchased by the Company, adjusted to reflect fair value adjustments which arose on the date of the acquisitions, as if the acquisition occurred on January 2, 2017, and should not be viewed as indicative of the Company’s future results.

Other

On April 4, 2017, the Company acquired a 100% interest in an Australian based activewear distributor for cash consideration of $6.0 million. The transaction also resulted in the effective settlement of $2.9 million of trade accounts receivable due to Gildan prior to the acquisition. On a preliminary basis, the fair values attributed to the assets acquired and liabilities assumed were $5.7 million to working capital and other assets, and $3.2 million to customer relationships which are being amortized on a straight line basis over their estimated useful lives. The net sales and net earnings attributable to this acquisition since April 4, 2017 are not significant.

5. INVENTORIES:

	July 2, 2017	January 1, 2017
Raw materials and spare parts inventories	$114,486	$119,155
Work in progress	59,098	56,397
Finished goods	749,073	779,324
	$922,657	$954,876

QUARTERLY REPORT - Q2 2017 P.7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. LONG-TERM DEBT:

	Effective interest rate(1)	Principal amount		Maturity date
		July 2, 2017	January 1, 2017
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%(2)	2.2%	$9,000	$—	April 2022
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 1.25%(3)	2.0%	96,000	—	March 2019
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%(4)	2.1%	300,000	300,000	June 2021
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(5)	2.7%	100,000	100,000	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53% payable quarterly(5)	2.7%	50,000	50,000	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(5)	2.9%	100,000	100,000	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57% payable quarterly(5)	2.9%	50,000	50,000	August 2026
		$705,000	$600,000

(1)	Represents the effective interest rate for the six months ended July 2, 2017, including the cash impact of interest rate swaps, where applicable.

(2)
The Company’s unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). In addition, an amount of $14.0 million (January 1, 2017 - $19.0 million) has been committed against this facility to cover various letters of credit.

(3)
The Company's unsecured revolving long-term bank credit facility agreement of $300 million has a one year revolving period followed by a one year term-out period, and provides for an annual extension of the revolving period which is subject to the approval of the lenders. A fixed spread of 1.0% during the revolving period and 1.25% during the term-out period is added to the U.S. LIBOR-based variable interest rate.

(4)
The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement).

(5)
The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

In March 2017, the Company amended its unsecured revolving long-term bank credit facility of $1 billion to extend the maturity date from April 2021 to April 2022, and amended its unsecured revolving long-term bank credit facility agreement of $300 million to extend the maturity date from March 2018 to March 2019.

Under the terms of the revolving facilities, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all covenants at July 2, 2017.

QUARTERLY REPORT - Q2 2017 P.8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Employee termination and benefit costs	$90	$227	$624	$1,359
Exit, relocation and other costs	2,369	763	5,130	5,757
Loss on disposal of property, plant and equipment	—	5	—	623
Remeasurement of contingent consideration in connection with a business acquisition	—	221	—	305
Acquisition-related transaction costs	359	1,486	3,626	1,486
	$2,818	$2,702	$9,380	$9,530

Restructuring and acquisition-related costs for the six months ended July 2, 2017 related primarily to transaction and integration costs incurred in connection with the American Apparel business acquisition, as well as costs for the completion of the integration of businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions.

Restructuring and acquisition-related costs for the six months ended July 3, 2016 related primarily to costs incurred in connection with the rationalization of our retail store outlets as part of our overall direct-to-consumer channel strategy, and the completion of the integration of businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions.

8. OTHER INFORMATION:

(a) Depreciation and amortization:

	Three months ended		Six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Depreciation of property, plant and equipment	$33,591	$30,050	$67,675	$59,892
Adjustment for the variation of depreciation of property, plant and equipment included in inventories at the beginning and end of the period	1,446	4,469	495	4,190
Depreciation of property, plant and equipment included in net earnings	35,037	34,519	68,170	64,082
Amortization of intangible assets, excluding software	5,315	4,366	10,329	8,709
Amortization of software	1,168	804	2,269	1,598
Depreciation and amortization included in net earnings	$41,520	$39,689	$80,768	$74,389

Property, plant and equipment includes $58.8 million (January 1, 2017 - $50.6 million) of assets under construction and/or not yet utilized in operations. Depreciation on these assets commences when the assets are available for use.

QUARTERLY REPORT - Q2 2017 P.9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION (continued):
(b) Financial expenses, net:

	Three months ended		Six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Interest expense on financial liabilities recorded at amortized cost(1)	$4,721	$2,971	$8,380	$4,837
Bank and other financial charges	1,912	1,098	3,845	2,096
Interest accretion on discounted provisions	77	84	154	167
Foreign exchange loss (gain)	849	(1,147)	(96)	776
	$7,559	$3,006	$12,283	$7,876
(1) Net of capitalized borrowing costs of $0.3 million (2016 - nil) and $0.5 million (2016 - nil) respectively, for the three and six months ended July 2, 2017.

(c) Sales of trade accounts receivable:
As at July 2, 2017, trade accounts receivables being serviced under a receivables purchase agreement amounted to $97.0 million. The receivables purchase agreement, which allows for the sale of a maximum of $175 million of accounts receivables at any one time, expires on June 26, 2018, subject to annual extensions. The Company retains servicing responsibilities, including collection, for these trade receivables but has not retained any credit risk with respect to any trade receivables that have been sold. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $0.4 million (2016 - $0.1 million) and $0.6 million (2016 - $0.1 million) respectively, for the three and six months ended July 2, 2017, and was recorded in bank and other financial charges.

9. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the condensed interim consolidated statements of financial position are as follows:

	July 2, 2017	January 1, 2017
Financial assets
Amortized cost:
Cash and cash equivalents	$46,819	$38,197
Trade accounts receivable	363,424	277,733
Financial assets included in prepaid expenses, deposits and other current assets	26,492	22,722
Long-term non-trade receivables included in other non-current assets	949	476
Derivative financial instruments designated as effective hedging instruments included in prepaid expenses, deposits and other current assets	13,261	32,572
Derivative financial instruments included in prepaid expenses, deposits and other current assets - total return swap	731	—

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$245,697	$231,927
Long-term debt - bearing interest at variable rates	505,000	400,000
Long-term debt - bearing interest at fixed rates(1)	200,000	200,000
Derivative financial instruments designated as effective hedging instruments included in accounts payable and accrued liabilities	5,576	1,515
Derivative financial instruments included in accounts payable and accrued liabilities - total return swap	—	620

(1)	The fair value of the long-term debt bearing interest at fixed rates was $196.8 million as at July 2, 2017.

QUARTERLY REPORT - Q2 2017 P.10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. FAIR VALUE MEASUREMENT (continued):

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances.

Derivatives
The derivative financial instruments designated as effective hedging instruments consist of foreign exchange and commodity forward and option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at July 2, 2017, the notional amount of TRS outstanding was 245,854 shares.

The fair values of financial assets, financial liabilities, and derivative financial instruments were measured using Level 1 or 2 inputs in the fair value hierarchy. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q2 2017 P.11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”):

Three months ended			Six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Net (loss) gain on derivatives designated as cash flow hedges:
Foreign currency risk	$(3,401)	$1,770	$(2,365)	$(62)
Commodity price risk	(815)	21,817	7,483	15,696
Interest rate risk	(1,626)	—	(1,236)	—

Income taxes	34	(18)	23	—

Amounts reclassified from OCI to inventory, related to commodity price risk	(15,078)	162	(28,411)	217

Amounts reclassified from OCI to net earnings, related to foreign currency risk, and included in:
Net sales	(329)	1,289	(1,693)	(113)
Cost of sales	116	—	(75)	—
Selling, general and administrative expenses	(259)	(628)	(607)	(290)
Financial expenses, net(1)	1,416	(525)	1,582	107
Income taxes	(8)	(1)	9	3
Other comprehensive income (loss)	$(19,950)	$23,866	$(25,290)	$15,558

(1)	The amount reclassified from OCI to net earnings related to interest rate risk was not significant for the three and six months ended July 2, 2017.

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the three and six months ended July 2, 2017.

The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the three and six months ended July 2, 2017.

No ineffectiveness has been recognized in net earnings for the three and six months ended July 2, 2017.

As at July 2, 2017, accumulated other comprehensive income of $15.3 million consisted of net deferred gains on commodity forward, option, and swap contracts of $5.0 million, net deferred gains on interest rate swap contracts of $10.4 million, and net deferred losses on forward foreign exchange contracts of $0.1 million. Approximately $5.4 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

QUARTERLY REPORT - Q2 2017 P.12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Net earnings - basic and diluted	$107,718	$94,715	$191,238	$157,949

Basic earnings per share:
Basic weighted average number of common shares outstanding	225,331	235,496	227,528	239,067
Basic earnings per share	$0.48	$0.40	$0.84	$0.66

Diluted earnings per share:
Basic weighted average number of common shares outstanding	225,331	235,496	227,528	239,067
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	530	776	492	747
Diluted weighted average number of common shares outstanding	225,861	236,272	228,020	239,814
Diluted earnings per share	$0.48	$0.40	$0.84	$0.66

Excluded from the above calculation for the three months ended July 2, 2017 are 858,153 stock options (2016 - 858,153) which were deemed to be anti-dilutive. Excluded from the above calculation for the six months ended July 2, 2017 are 1,572,273 stock options (2016 - 858,153) and nil Treasury RSUs (2016 - 61,919) which were deemed to be anti-dilutive.

12. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a) Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended		Six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Depreciation and amortization (note 8(a))	$41,520	$39,689	$80,768	$74,389
Restructuring charges related to property, plant and equipment (note 7)	—	5	—	623
Loss on remeasurement of contingent consideration in connection with a business acquisition (note 7)	—	221	—	305
Loss on disposal of property, plant and equipment and intangible assets	19	1,679	231	1,749
Share-based compensation	3,886	3,932	8,048	7,894
Deferred income taxes	3,550	1,901	4,351	2,868
Unrealized net loss on foreign exchange and financial derivatives	923	1,379	40	1,474
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to net earnings	(1,189)	3,213	(3,668)	3,315
Other non-current assets	463	360	108	(1,293)
Other non-current liabilities	(855)	(2,886)	1,446	(327)
	$48,317	$49,493	$91,324	$90,997

QUARTERLY REPORT - Q2 2017 P.13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(b) Variations in non-cash transactions:

	Three months ended		Six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Shares repurchased for cancellation	$10,629	$(4,356)	$—	$(14,660)
Change in classification of non-Treasury RSUs to equity-settled	—	—	—	6,234
Additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	(154)	2,217	275	(3,012)
Proceeds on disposal of property, plant and equipment included in other current assets	—	(523)	—	(523)
Balance due on business acquisition	303	—	1,388	—
Non-cash ascribed value credited to contributed surplus for dividends attributed to Treasury RSUs	227	186	227	186
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	1,603	661	1,603	863

13. CONTINGENT LIABILITIES:

Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

14. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets, and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 55 countries across North America, Europe, Asia-Pacific, and Latin America.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets, and distributes branded family apparel, including athletic, casual and dress socks, underwear, activewear, sheer hosiery, legwear, and shapewear products, primarily to retailers in the United States and Canada.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of the Company’s 2016 audited annual consolidated financial statements.

QUARTERLY REPORT - Q2 2017 P.14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. SEGMENT INFORMATION (continued):

	Three months ended		Six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Segmented net sales:
Printwear	$480,068	$471,242	$925,684	$863,377
Branded Apparel	235,300	217,625	455,042	418,780
Total net sales	$715,368	$688,867	$1,380,726	$1,282,157

Segment operating income:
Printwear	$122,073	$110,965	$227,995	$196,127
Branded Apparel	25,950	17,078	44,511	31,938
Total segment operating income	$148,023	$128,043	$272,506	$228,065

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$148,023	$128,043	$272,506	$228,065
Amortization of intangible assets, excluding software	(5,315)	(4,366)	(10,329)	(8,709)
Corporate expenses	(18,788)	(18,244)	(38,716)	(36,791)
Restructuring and acquisition-related costs	(2,818)	(2,702)	(9,380)	(9,530)
Financial expenses, net	(7,559)	(3,006)	(12,283)	(7,876)
Earnings before income taxes	$113,543	$99,725	$201,798	$165,159

QUARTERLY REPORT - Q2 2017 P.15